UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 000-21329

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.

599 9th STREET NORTH

SUITE 101

NAPLES, FLORIDA 34102-5624

(239) 263-3344

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

Exhibit 23 – Consent of Independent Registered Certified Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

TIB Financial Corp. Employee Stock Ownership Plan with 401(k) Provisions

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of TIB Financial Corp. Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 1 to the financial statements, effective February 1, 2012, the Plan merged into the Capital Bank 401(k) Plan.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

June 25, 2012

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments at fair value:
TIB Financial Corp. common stock	$172,503	$92,874
Mutual funds	6,433,514	8,266,647

Total investments at fair value	6,606,017	8,359,521

Receivables:
Participant loans	283,182	284,041

TOTAL ASSETS	6,889,199	8,643,562

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$6,889,199	$8,643,562

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

2011
Additions to net assets attributed to:
Investment income (loss)
Dividends and interest	$161,070
Net depreciation in fair value of investments	(303,881)

Net investment loss	(142,811)

Contributions
Employer match	301,813
Employee deferral	953,867
Participant rollovers	2,000

Total contributions	1,257,680

Total additions	1,114,869

Deductions from net assets attributed to:
Benefits paid to participants	2,825,901
Administrative expenses	43,331

Total deductions	2,869,232

Net decrease	(1,754,363)

Net assets available for benefits
Beginning of year	8,643,562

End of year	$6,889,199

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC. The Plan covers substantially all of the employees of TIB Financial Corp. (the “Company”) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Capital Bank Financial Corp. Investment

On September 30, 2010, (the “Transaction Date”) the Company completed the issuance and sale to Capital Bank Financial Corp. (“CBF”) of approximately 7,000,000 shares of common stock, approximately 70,000 shares of Series B Preferred Stock and a warrant (the “Warrant”) to purchase up to 11,666,667 shares of Common Stock of the Company (the “Warrant Shares”) for aggregate consideration of $175,000,000 (the “Investment”). The consideration was comprised of approximately $162,840,000 in cash and approximately $12,160,000 in the form of a contribution to the Company of all approximately 37,000 outstanding shares of Series A Preferred Stock previously issued to the U.S. Treasury Department (“Treasury”) under the TARP Capital Purchase Program and the related warrant to purchase shares of the Company’s common stock, which CBF purchased directly from the Treasury. The Series A Preferred Stock and the related warrant were retired on September 30, 2010 and are no longer outstanding. The approximately 70,000 shares of Series B Preferred Stock received by CBF converted into an aggregate of 4,666,667 shares of common stock following shareholder approval of an amendment to increase the number of authorized shares of common stock to approximately 50,000,000. The Warrant was exercisable, in whole or in part, and from time to time, from September 30, 2010 to March 30, 2012, at an exercise price of $15.00 per Warrant Share. As a result of the Investment, CBF acquired approximately 99% (which has subsequently been reduced to approximately 94% as a result of a rights offering) of the voting securities of the Company.

On April 29, 2011 (the “Merger Date”), the Company’s primary operating subsidiary and the legal employer of the Plan’s participants, TIB Bank, was merged with and into NAFH Bank, an affiliate institution which had been wholly-owned by the Company’s controlling shareholder, CBF, preceding the Merger. NAFH Bank was formed on July 16, 2010 in connection with the purchase and assumption of the operations of three banks – Metro Bank of Dade County (Miami, Florida), Turnberry Bank (Aventura, Florida) and First National Bank of the South (Spartanburg, South Carolina) – from the Federal Deposit Insurance Corporation (the “FDIC”). Pursuant to the merger agreement dated April 27, 2011, between NAFH Bank and TIB Bank, the Company exchanged its 100% ownership interest in TIB Bank for an approximately 53% ownership interest in the surviving combined entity, NAFH Bank. Following the Merger, CBF was deemed to control NAFH Bank due to CBF’s 94% ownership interest in the Company and CBF’s direct ownership of the remaining 47% interest in NAFH Bank subsequent to the Merger.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

Effective January 1, 2012, CBF created a new plan called the “Capital Bank 401(k) Plan” and this new plan will be offered to all of CBF’s employees. Effective February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan.

Eligibility

The Plan covers substantially all employees who have attained the age of twenty-one and have completed three months of service since the employee’s hire date.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $16,500 for the plan year ended December 31, 2011. Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans. For 2011, the Company contributed 50 percent of the first 5 percent of base compensation that a participant contributed to the Plan. No discretionary profit sharing contribution was made during 2011. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of a) the employer’s contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts and d) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the entire balance of investments of his or her account to any of the investment options available under the Plan. The Plan offered nineteen mutual funds and Company stock as investment options for participants.

Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Effective January 1, 2007, the Plan was amended to provide a two year vesting period for the Company’s matching contribution and actual earnings thereon. Accordingly after two years of continuous service, participants will be 100% vested in the Company’s matching contribution and actual earnings thereon. The vesting period for any employer optional contribution and related earnings is 20% after the completion of two years of credited service and 20% for each subsequent year of credited service. Accordingly, a participant will be 100% vested after six years of credited service. As a result of the Plan’s merger discussed in Note 1, all unvested amounts were vested as of the effective date of February 1, 2012.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator and range from 4.25% to 9.25%. Principal and interest are paid through payroll deductions.

Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

For the years ended December 31, 2011 and 2010, the Plan’s basis of accounting was the accrual basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits

Benefit payments are recorded when paid.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity’s valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial condition or results of operations.

Reconciliation of Financial Statements to Form 5500

There were no reconciliation items for the years ended December 31, 2011 and December 31, 2010.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the record date. Net appreciation (depreciation) includes the Plan’s gains and losses on investment bought and sold as well as held during the year. Transaction fees for purchases and sales are included in the cost or sale price of the securities.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 - INVESTMENTS AT FAIR VALUE

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits are shown below.

	2011		2010
Investments at quoted market prices
PIMCO Total Return A Fund, 164,640 shares in 2011 and 189,754 shares in 2010	$1,789,642		$2,058,837
Fidelity Retirement Money Market Fund, 475,277 shares in 2011 and 696,213 shares in 2010	475,277		696,213
American Growth Fund of America Class A, 28,949 shares in 2010	—	(1)	881,193
EuroPacific Growth Class A, 15,959 shares in 2011 and 21,616 shares in 2010	561,127		894,268
Fidelity Spartan US Equity Index, 19,744 shares in 2011 and 7,549 shares in 2010	878,405		(1)335,789
Ivy Large Cap Growth A, 36,410 shares in 2011 and 49,549 shares in 2010	481,710		643,642
MFS Value A Fund, 15,788 shares in 2011 and 19,040 shares in 2010	353,328		434,311
Invesco Mid Cap Core Equity Class A, 21,211 shares in 2011 and 26,551 shares in 2010	445,867		615,190

(1)	Does not represent 5%, shown for comparative purposes only.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $303,881 as follows:

2011
Depreciation of TIB Financial Corp. common stock	$131,744
Net depreciation of Mutual funds	172,137

$303,881

The Plan has an investment in TIB Financial Corp. common stock amounting to $172,503 and $92,874 as of December 31, 2011 and 2010, respectively. This amount represents 3% and 1% of net assets available for benefits as of December 31, 2011 and 2010, respectively.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds: The fair value of mutual fund investments are determined by obtaining the net asset value (NAV) of shares held by the Plan and are generally categorized as Level 1.

Company common stock: Valued at the closing price reported on the active market on which the individual security is traded and are generally categorized as Level 1.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
TIB Financial Corp. common stock	$172,503	$—	$—

Mutual Funds, categorized by the nature of underlying investments:
Growth funds	793,339	—	—
Value funds	835,165	—	—
Blended funds	1,885,399	—	—
World stock funds	85,950	—	—
Bond funds	2,098,430	—	—
Moderate allocation funds	73,215	—	—
Real estate funds	67,630	—	—
Money market funds	546,229	—	—
Diversified emerging market funds	48,157	—	—

Total Mutual Funds	6,433,514	—	—

Total investments at fair value	$6,606,017	$—	$—

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
TIB Financial Corp. common stock	$92,874	$—	$—

Mutual Funds, categorized by the nature of underlying investments:
Growth funds	1,928,597	—	—
Value funds	1,095,036	—	—
Blended funds	1,845,247	—	—
World stock funds	123,754	—	—
Bond funds	2,317,199	—	—
Moderate allocation funds	87,594	—	—
Real estate funds	40,985	—	—
Money market funds	758,799	—	—
Diversified emerging market funds	69,436	—	—

Total Mutual Funds	8,266,647	—	—

Total investments at fair value	$8,359,521	$—	$—

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan’s management has reviewed the Plan’s tax exempt status and analyzed the tax position taken by the plan concluding that as of December 31, 2011, there were no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year. There are currently no audits in process from any taxing authorities for any tax periods.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the custodian totaled $5,126, while professional fees paid by the Plan to the third party administrator totaled $38,205.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions. During the Plan year ended December 31, 2011, 15,402 shares of TIB Financial common stock were purchased at a cost of $224,865, and 5,191 shares were sold for $100,857, for a realized net loss of $5,928. The total investment in TIB Financial Corp common stock was $172,503 and $92,874 as of December 31, 2011 and 2010, respectively. In addition, loans to participants totaled $283,182 and $284,041 as of December 31, 2011 and 2010, respectively.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - SUBSEQENT EVENTS

Effective February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan.

SUPPLEMENTAL SCHEDULE

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN

WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	American Funds	American Balanced Fund A, 4,021 shares	*	$73,215
	American Funds	EuroPacific Growth Class A, 15,959 shares	*	561,127
	American Funds	New Perspective Fund A, 3,286 shares	*	85,950
	American Funds	Washington Mutual Investors Class A, 6,433 shares	*	182,702
	DWS Scudder	RREEF Real Estate Class A, 3,558 shares	*	67,630
	Fidelity Investments**	Fidelity Retirement Money Market Fund, 475,277 shares	*	475,277
	Fidelity Investments**	Fidelity US Government Reserves, 26,319 shares	*	26,319
	Fidelity Investments**	Fidelity Spartan US Equity Index, 19,744 shares	*	878,405
	Fidelity Investments**	Fidelity Cash Reserves	*	29,185
	Fidelity Investments**	Fidelity Spartan US Treasury Money Market Fund, 15,448 shares	*	15,448
	Goldman Sachs	Small Cap Value Class A, 7,690 shares	*	299,135
	Invesco	Mid Cap Core Equity Class A, 21,211 shares	*	445,867
	Ivy Funds	Large Cap Growth Class A, 36,410 shares	*	481,710
	Lazard	Emerging Markets Portfolio Open, 2,799 shares	*	48,157
	Legg Mason Partners	Small Cap Growth I Class A, 18,055 shares	*	311,629
	MFS	Value A, 15,788 shares	*	353,328
	PIMCO	Total Return Fund A, 164,640 shares	*	1,789,642
	Vanguard	Intermediate-term Bond Index Fund Investor, 12,828 shares	*	150,994
	Vanguard	Inflation-protected Securities Fund Investor, 11,183 shares	*	157,794
	TIB Financial Corp**.	Common Stock, 19,167 shares	*	172,503

	Total Investments			$6,606,017

	Participant Loans**	Interest rates 4.25% - 9.25%	*	283,182

**	Party-in-Interest
*	Participant directed investment, information not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS

Date: June 26, 2012	/s/ Eugene Taylor
Eugene Taylor Chief Executive Officer and President TIB Financial Corp.

Date: June 26, 2012	/s/ Christopher Marshall
Christopher Marshall Chief Financial Officer TIB Financial Corp.